UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
_________

Under the Securities and Exchange Act of 1934
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-1(a)

NovaStar Financial, Inc.
(Name of Issuer)

Common Stock ($0.01 par value per share)
(Title of Class of Securities)

669947400
(CUSIP Number)

with a copy to:
Brian P. Friedman	Melvin Epstein, Esq.
Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC)	Stroock & Stroock & Lavan LLP
520 Madison Avenue, 10th Floor	180 Maiden Lane
New York, New York 10022	New York, New York 10038
(212) 284-1700	(212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Jefferies Capital Partners IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 0%
14			TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Jefferies Employee Partners IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	1,858,131 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	1,858,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,131 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)      On December 10, 2010, Jefferies Capital Partners IV LP, a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), and JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners” and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), entered into an Exchange Agreement (the “Exchange Agreement”) with Massachusetts Mutual Life Insurance Company, a Massachusetts corporation (“MassMutual” together with Jefferies Capital Partners, the “Investors”) and NovaStar Financial, Inc., a Maryland corporation (the “Company”), pursuant to which (among other things) Jefferies Employee Partners exchanged 105,002 shares of the Company’s 9.00% Series D 1 Mandatory Convertible Preferred Stock, par value $0.01 per share (“Series D 1 Preferred Stock”) for 1,858,131 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), and $68,851.15 in cash.  The 105,002 shares of Series D 1 Preferred Stock exchanged by Jefferies Employee Partners under the Exchange Agreement were originally acquired by Jefferies Employee Partners for $2,441,291 in cash (sourced from working capital) pursuant to the terms of a Securities Purchase Agreement, dated July 16, 2007 (the “Securities Purchase Agreement”), among Jefferies Capital Partners, Mass Mutual and the Company.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS JCP Partners IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS JCP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	1,858,131 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	1,858,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,131 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)      JCP IV LLC, a Delaware limited liability company (the “General Partner”), is the general partner of Jefferies Capital Partners IV and is the managing member of each of Jefferies Employee Partners and JCP Partners.

(2)      Based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Jefferies Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER	1,858,131 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER	1,858,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,131 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)       Jefferies Capital Partners LLC, a Delaware limited liability company (f/k/a Jefferies Capital Partners IV LLC) (the “Manager”), is the manager of Jefferies Capital Partners and the managing member of the General Partner.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Brian P. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,874
	8	SHARED VOTING POWER	2,136,271 (1)
	9	SOLE DISPOSITIVE POWER 192,874
	10	SHARED DISPOSITIVE POWER	2,136,271 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,329,145 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)           Brian P. Friedman (“Mr. Friedman”) is a managing member of the Manager.  Mr. Friedman is the general partner of 2055 Partners L.P., an entity that owns 278,140 shares of Common Stock.

(2)       Based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011).

SCHEDULE 13D

CUSIP No. 669947400	13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS James L. Luikart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,859
	8	SHARED VOTING POWER	1,858,131 (1)
	9	SOLE DISPOSITIVE POWER 64,859
	10	SHARED DISPOSITIVE POWER	1,858,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,922,990 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 2.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)      James L. Luikart (“Mr. Luikart”) is a managing member of the Manager.

(2)      Based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011).

Page 9 of 12

This Amendment No. 4 to Schedule 13D relating to the Company is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 9, 2007, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on December 17, 2010, and as further amended by Amendment No. 3 to Schedule 13D filed with the Commission on June 30, 2011 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.   Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.      Purpose of the Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

JCP IV QP LLC, a Delaware limited liability company (“JCP IV QP” and, together with Jefferies Capital Partners IV and JCP Partners, the “JCP Funds”), is a limited partner of Jefferies Capital Partners IV.  The General Partner is the general partner of Jefferies Capital Partners IV, the managing member of each of JCP Partners and Jefferies Employee Partners, and the manager of JCP IV QP.  The Manager is the managing member of the General Partner.  Mr. Luikart and Mr. Friedman are the managing members of the Manager, limited partners of Jefferies Capital Partners IV and members of the General Partner.  In addition, Mr. Friedman is the general partner of 2055 Partners, L.P. (“2055 Partners”), which is a limited partner of Jefferies Capital Partners IV and a member of the General Partner.

On October 6, 2011, (i) Jefferies Capital Partners IV distributed 16,132,891 shares of Common Stock to its partners in a pro rata distribution for no consideration, (ii) JCP Partners distributed 589,978 shares of Common Stock to its members in a pro rata distribution for no consideration, (iii) JCP IV QP received an aggregate of 351,522 shares of Common Stock from Jefferies Capital Partners IV pursuant to the pro rata distribution described in clause (i) above and distributed 351,522 shares of Common Stock to its members in a pro rata distribution for no consideration, (iv) the General Partner received an aggregate of 622,433 shares of Common Stock from the JCP Funds pursuant to the pro rata distributions described in clauses (i), (ii) and (iii) above, and distributed 622,433 shares of Common Stock to its members in a pro rata distribution for no consideration, (v) 2055 Partners received an aggregate of 278,140 shares of Common Stock from Jefferies Capital Partners IV and the General Partner pursuant the pro rata distributions described in clauses (i) and (iv) above for no consideration, (vi) Mr. Friedman received an aggregate of 192,874 shares of Common Stock from Jefferies Capital Partners IV and the General Partner pursuant to the pro rata distributions described in clauses (i) and (iv) above for no consideration, and (vii) Mr. Luikart received an aggregate of 64,859 shares of Common Stock from Jefferies Capital Partners IV and the General Partner pursuant to the pro rata distributions described in clauses (i) and (iv) above for no consideration.

Item 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Page 10 of 12

(a)           As of October 6, 2011, (i) neither Jefferies Capital Partners IV nor JCP Partners beneficially owned any shares of Common Stock, (ii) Jefferies Employee Partners beneficially owned 1,858,131 shares of Common Stock, or approximately 2.1% of the Common Stock deemed issued and outstanding as of that date, (iii) General Partner, as a result of its role as the managing member of Jefferies Employee Partners may be deemed to be the beneficial owner, in the aggregate, of 1,858,131 shares of Common Stock, or approximately 2.1% of the Common Stock deemed issued and outstanding as of that date, (iv) Manager, as a result of its role as the managing member of the General Partner, may be deemed to be the beneficial owner, in the aggregate, of 1,858,131 shares of Common Stock, or approximately 2.1% of the Common Stock deemed issued and outstanding as of that date, (v) Mr. Friedman, individually and as a result of his position as a managing member of the Manager and the general partner of 2055 Partners, may be deemed to be the beneficial owner, in the aggregate, of 2,329,145 shares of Common Stock, or approximately 2.6% of the Common Stock deemed issued and outstanding as of that date, which number consists of (A) 192,874 shares of Common Stock, or approximately 0.2% of the Common Stock, beneficially owned by Mr. Friedman, (B) 1,858,131 shares of Common Stock, or approximately 2.1% of the Common Stock, beneficially owned by Jefferies Employee Partners and (C) 278,140 shares of Common Stock, or approximately 0.3% of the Common Stock, beneficially owned by 2055 Partners, and (vi) Mr. Luikart, individually and as a result of his position as a managing member of the Manager, may be deemed to be the beneficial owner, in the aggregate, of 1,922,990 shares of Common Stock, or approximately 2.1% of the Common Stock deemed issued and outstanding as of that date.  The percentages set forth above are based on 90,353,653 shares of Common Stock outstanding as of August 11, 2011 (as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2011).

(b)           Jefferies Employee Partners shares with Manager, the General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 1,858,131 shares of Common Stock for which it is deemed the beneficial owner.  Each of Manager, the General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 1,858,131 shares of Common Stock for which it may be deemed the beneficial owner.  Mr. Friedman shares with 2055 Partners the power to vote and dispose of 278,140 shares of Common Stock for which he may be deemed the beneficial owner.  Mr. Friedman has the sole power to vote or dispose of 192,874 shares of Common Stock for which he is the beneficial owner.  Mr. Luikart has the sole power to vote or dispose of 64,859 shares of Common Stock for which he is the beneficial owner.

(c)           Other than the transactions described in this Schedule 13D, during the sixty days prior to the date of this filing, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)           (i) The members of Jefferies Employee Partners have the right to receive dividends from, or proceeds from the sale of, all or some of the Common Stock held for the account of Jefferies Employee Partners.

(ii) The members of the Manager and the General Partner have the right to receive dividends from, or proceeds from the sale of, all or some of the Common Stock held for the account of Jefferies Employee Partners.

(e)          Each Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock as of October 6, 2011.

Page 11 of 12

(b)         Item  7.                 Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement between Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Jefferies Capital Partners LLC, Brian P. Friedman and James L. Luikart.

Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2011

JEFFERIES CAPITAL PARTNERS IV LP
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC,
as Manager

By:	/s/ James L. Luikart
Name: James L. Luikart
Title: Managing Member

JCP IV LLC

By:	JEFFERIES CAPITAL PARTNERS LLC,
as Managing Member

By:	/s/ James L. Luikart
Name: James L. Luikart
Title: Managing Member

JEFFERIES CAPITAL PARTNERS LLC

By:	/s/ James L. Luikart
Name: James L. Luikart
Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart